SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2003
WASH. D.C. 381
SECTION

(Mark One)

[✓] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No fee required, effective October 7, 1996].
For the fiscal year ended December 31, 2002.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No fee required].
For the transition period from ____________ to ______________.

Commission file number 2-4468

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS, ROEBUCK AND CO.
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Deloitte
& Touche

Sears 401(k) Savings Plan

Financial Statements for the
Years Ended December 31, 2002 and 2001,
Supplemental Schedules for the
Year Ended December 31, 2002 and
Independent Auditors' Report

SEARS 401(k) SAVINGS PLAN

TABLE OF CONTENTS

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Sears 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sears 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplementary information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplementary information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 6, 2003

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002
(Thousands of dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS - At fair value (Notes 3 and 4):				
Sears, Roebuck and Co. common shares	$ 531,815	$ -	$466,502	$ 65,313
Registered investment companies	55,812	55,812		
Common/collective trusts	1,963,998	1,963,998		
Collective short-term investment fund	4,360		4,359	1
Participant-directed brokerage account	31,637	31,637		
Participant notes receivable	638	638		
Total investments	2,588,260	2,052,085	470,861	65,314
RECEIVABLES:				
Dividend and interest	7,291	2,138	4,521	632
Employer contribution	16,525		16,525	
Interfund	51	17		34
Total receivables	23,867	2,155	21,046	666
CASH	2,589	2,589	-	-
Total assets	2,614,716	2,056,829	491,907	65,980
LIABILITIES				
ESOP LOAN (Note 4)	15,760	-	-	15,760
PAYABLES:				
Interest	246			246
Due to brokers and others	1,741	1,570	171	
Interfund	51	17	34	
Total payables	2,038	1,587	205	246
Total liabilities	17,798	1,587	205	16,006
NET ASSETS AVAILABLE FOR BENEFITS	$2,596,918	$2,055,242	$491,702	$ 49,974

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001
(Thousands of dollars)

		Supplementary Information		
ASSETS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENTS - At fair value (Notes 3 and 4):				
Sears, Roebuck and Co. common shares	$ 1,179,400	$ 67	$985,087	$194,246
Other common and preferred stock	182,431	182,431		
Registered investment companies	156,995	156,995		
Common/collective trusts	1,531,455	1,531,455		
Collective short-term investment fund	541,623	536,386	5,236	1
Participant-directed brokerage account	43,335	43,335		
Participant notes receivable	1,294	1,294		
Total investments	3,636,533	2,451,963	990,323	194,247
RECEIVABLES:				
Dividend and interest	6,923	1,185	4,703	1,035
Employer contribution	2,436			2,436
Currency contract receivables	7,592	7,592		
Due from brokers and others	1,290	1,290		
Interfund	2,503			2,503
Total receivables	20,744	10,067	4,703	5,974
CASH	75	75	-	-
Total assets	3,657,352	2,462,105	995,026	200,221
LIABILITIES				
ESOP LOAN (Note 4)	37,927	-	-	37,927
PAYABLES:				
Interest	586			586
Currency contract payables	7,518	7,518		
Due to brokers and others	2,873	2,586	287	
Interfund	2,503		2,503	
Total payables	13,480	10,104	2,790	586
Total liabilities	51,407	10,104	2,790	38,513
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,605,945	$ 2,452,001	$992,236	$161,708

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(Thousands of dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net depreciation in fair value of investments (Note 3)	$ (782,231)	$ (272,228)	$ (444,810)	$ (65,193)
Dividends	23,038	1,970	17,921	3,147
Interest	14,909	14,815	91	3
Other	1,515	1,387	128	
Net investment loss	(742,769)	(254,056)	(426,670)	(62,043)
CONTRIBUTIONS:				
Employee	205,784	185,861	19,923	
Employee - rollover	3,105	2,679	426	
Employer - cash	16,525		16,525	
Employer - ESOP loan debt service	8,129			8,129
Total contributions	233,543	188,540	36,874	8,129
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	56,391		56,391	
Shares allocated in lieu of dividends	7,349		7,349	
Total additions	(445,486)	(65,516)	(326,056)	(53,914)
DEDUCTIONS				
WITHDRAWALS	488,906	324,325	164,581	
INTEREST EXPENSE	1,463			1,463
ADMINISTRATIVE EXPENSE	9,432	7,688	1,744	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	56,391			56,391
Shares allocated in lieu of dividends	7,349			7,349
Total deductions	563,541	332,013	166,325	65,203
NET DECREASE	(1,009,027)	(397,529)	(492,381)	(119,117)
FUND TRANSFERS		770	(8,153)	7,383
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,605,945	2,452,001	992,236	161,708
December 31	$ 2,596,918	$ 2,055,242	$ 491,702	$ 49,974

See notes to financial statements.

SEARS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(Thousands of dollars)

		Supplementary Information		
ADDITIONS	**Total**	**Participant-Directed Funds**	**Sears Stock Fund**	**ESOP Company Shares Fund (Unallocated)**
INVESTMENT INCOME:				
Net appreciation (depreciation) in fair value of investments (Note 3)	$ 168,805	$ (163,507)	$ 270,462	$ 61,850
Dividends	29,643	6,045	18,668	4,930
Interest	38,944	38,644	291	9
Other	927	660	267	
Net investment income (loss)	238,319	(118,158)	289,688	66,789
CONTRIBUTIONS:				
Employee	207,559	189,645	17,914	
Employee - rollover	1,794	1,649	145	
Employer - ESOP loan debt service	27,059			27,059
Total contributions	236,412	191,294	18,059	27,059
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	75,937		75,937	
Shares allocated in lieu of dividends	9,713		9,713	
Total additions	560,381	73,136	393,397	93,848
DEDUCTIONS				
WITHDRAWALS	349,397	238,465	110,932	
INTEREST EXPENSE	3,288			3,288
ADMINISTRATIVE EXPENSE	10,709	9,191	1,518	
ALLOCATION OF COMPANY SHARES AT FAIR VALUE:				
Shares matched on participant deposits	75,937			75,937
Shares allocated in lieu of dividends	9,713			9,713
Total deductions	449,044	247,656	112,450	88,938
NET INCREASE (DECREASE)	111,337	(174,520)	280,947	4,910
FUND TRANSFERS		7,941	(17,654)	9,713
NET ASSETS AVAILABLE FOR BENEFITS:				
January 1	3,495,608	2,618,580	729,943	147,085
December 31	$ 3,606,945	$ 2,452,001	$ 993,236	$ 161,708

See notes to financial statements

SEARS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

History and Purpose - Sears, Roebuck and Co. (the "Company") established The Sears 401(k) Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.

Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Company has designated itself as the Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company serves as trustee for the Plan. CitiStreet, a joint venture of State Street Corporation and Citigroup, serves as the Plan recordkeeper.

The Investment Committee, consisting of employees of the Company, manages and controls the investment of the assets of the Plan. Morgan Guaranty Trust has been appointed by the Investment Committee as the named fiduciary as of September 10, 2001, with authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Prior to that date, Sears Investment Management Co., a wholly owned subsidiary of the Company, was the appointed investment manager. Sears Investment Management Co., by appointment of the Investment Committee, continues to be the investment manager for the Employee Stock Ownership Plan feature of the Plan and the Sears Stock Fund.

Certain expenses incurred in connection with the operation of the Plan are paid from Plan assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Plan assets. Compensation to members of the Investment Committee is paid by the Company.

Eligibility - Effective August 1, 2001, a full-time or part-time employee of the Company or designated affiliate of the Company is eligible for participation on the first day of the third month following the date of hire. Prior to August 1, 2001, participation commenced after a year of service. A year of service is defined as a 12-month period beginning on the date of hire or a subsequent calendar year within which an employee is credited with at least 1,000 hours of service. In addition to meeting the service requirement prior to August 1, 2001, an employee must have attained the age of 21 before participation could commence.

Participants' Contributions and Investment Options - An eligible employee becomes a participant by making contributions to the Plan. Effective January 1, 2002, participants may contribute up to 50 percent of eligible annual compensation through a combination of pre-tax and after-tax contributions. Prior to January 1, 2002, participants could contribute up to 21 percent of eligible annual compensation. Effective January 1, 2002, participants turning age 50 or older during the plan year are eligible to make an additional pre-tax "catch-up" contribution up to IRS limits.

Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Stock Fund, which invests principally in Sears stock; the Interest Income Fund; the Domestic Bond Fund; the S&P 500 Equity Index Fund; the Small Cap Equity Fund; the Large Cap Growth Equity Fund; the Large Cap Value Equity Fund; the International Equity Fund; any of three Diversified Index Funds - Aggressive, Moderate, and Conservative; and the Self-Managed Brokerage Fund, through which a participant may invest in any number of mutual funds, common stock and other investments. Participants are fully vested in their contributions and earnings thereon.

The Balanced Fund, Money Market Fund, and Domestic Equity Fund were eliminated as Plan investment funds on September 27, 2002. Between July 29, 2002 and that date, participants were allowed to transfer all assets in these funds to funds of their choice. Any remaining balances in participants' accounts at September 27, 2002 were automatically transferred into the Diversified Index Fund - Moderate, Interest Income Fund, and S&P 500 Equity Index Fund, respectively.

The Employee Stock Ownership Plan, which is described below, includes Sears shares funded by a loan. Some of the shares have not yet been allocated to participants and are reported in the ESOP Company Shares Fund (Unallocated). Sears shares that have been allocated are included and reported in the Sears Stock Fund.

Employee Stock Ownership Plan ("ESOP") - On December 20, 1989, an ESOP feature was added to the Plan. The ESOP includes all Company match and after-tax contributions and earnings thereon, even those made prior to 1989. Pursuant to the ESOP, the Plan had a program to purchase up to $800 million worth of Company common shares. The purchases were funded by a loan (the "ESOP Loan") from the Company (see Note 4).

The purchased shares are expected to fund a portion of the Company's contribution. Shares not yet allocated to participants are held in a suspense account of the ESOP trust and serve as collateral on the loan. Each year, dividends on shares held in the suspense account and, to the extent so directed by the Company, dividends on shares allocated to the accounts of participants, together with earnings thereon, are used to pay principal and interest on the ESOP Loan. The Company makes additional contributions to the ESOP in amounts which, together with the aforementioned dividends and earnings, are sufficient to make all scheduled payments of principal and interest on the ESOP Loan for that year. A portion of the shares is then released from the suspense account and allocated to participants, based upon the ratio of principal and interest paid for that year on the ESOP Loan to the amount of principal and interest payable on the ESOP Loan for that and all future years. To the extent that dividends on shares allocated to the accounts of participants have been used to service the ESOP Loan, the accounts of such participants are credited with shares released from the suspense account having a fair market value equivalent to the value of the dividends. Shares vest fully upon allocation.

Employer Contributions - The Company contribution is fixed at 70 percent of the first five percent of compensation deferred by employees. The Company contribution is made quarterly and may be paid in cash or Company shares. Cash contributions are subsequently used to acquire Company shares. Effective August 1, 2001, to be eligible for the Company contribution, a participant must have one year of service. Participants become vested in the Company contribution for the current year if they are employed by the Company or designated affiliate at December 31.

Termination of Participation - Participation in the Plan ceases after termination of employment, except those participants terminating with account balances in excess of $5,000 who request deferral of distribution remain participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings thereon and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.

Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance as of the latest posted valuation preceding the date on which payment is made. Partial withdrawals are permitted under the Plan Document and do not terminate participation but are subject to restrictions on participant balances. In addition, the account of a participant who terminates or dies prior to December 31 is entitled to receive the actual Company contribution after the year-end of the year in which termination of employment or death occurs if certain age and service requirements are met.

Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code.

Termination of the Plan - The Company's Board of Directors may, at any time, terminate the Plan or discontinue the Company's contribution to the Plan subject to the provisions of ERISA. After the announcement of such termination or discontinuance, no new participants may join the Plan and the assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.

ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan financial statements are prepared using the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Quoted market prices are used to determine the fair value of the Plan's investments. Shares of registered investment companies (mutual funds) and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. Investments in the Interest Income Fund are valued at contract value (investments made, plus interest accrued at the contract rate, less withdrawals and fees), which approximates fair value. Participant notes receivable are valued at cost which approximates fair value.

The Interest Income Fund is invested in three stable value funds that are common collective investment trust funds ("trusts"). The trusts may invest in guaranteed investment contracts, synthetic guaranteed investment contracts, bank investment contracts, other investment contracts, repurchase agreements, other common collective trusts, short-term investment funds or other cash equivalents. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield of the Interest Income Fund for the year ended December 31, 2002 was 5.60%, and the crediting interest rate at December 31, 2002 was 5.19%. The crediting interest rate is based on the performance of the underlying portfolio of investments. The Plan did not invest in stable value funds at December 31, 2001.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned.

Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2002 and 2001 were $0.6 million and $1.1 million, respectively.

3. INVESTMENTS

The following table presents the fair value of investments and their net change in value (including gains and losses on investments bought and sold, as well as held during the year):

	2002		2001	
	Fair Value	Net Change in Fair Value	Fair Value	Net Change in Fair Value
	(Thousands of dollars)		(Thousands of dollars)	
Sears, Roebuck and Co. common shares	$ 531,815	$ (510,003)	$ 1,179,400	$ 332,306
Other common stock		(55,950)	182,431	(95,234)
Registered investment companies	55,812	(19,784)	156,995	31,003
Common/collective trusts	1,963,998	(185,202)	1,531,455	(100,689)
Corporate notes, debentures, bonds				5,554
Government backed and Government agency bonds				5,538
Government bonds				707
Foreign and yankee bonds				1,144
Collective short-term investment fund	4,360		541,623	
Participant-directed brokerage account	31,637	(11,295)	43,335	(12,793)
Participant notes receivable	638		1,294	
Futures contracts and others		3		1,269
Total	$ 2,588,260	$ (782,231)	$ 3,636,533	$ 168,805

The Plan's investments which exceeded 5% of the net assets available for benefits at December 31, 2002 and 2001 are as follows:

	2002	2001
	(Thousands of dollars)	
Sears, Roebuck and Co. common shares *	$ 531,815	$ 1,179,400
State Street Bank & Trust Short-Term Investment Fund		541,623
State Street Bank & Trust Bond Market Index Securities Lending Fund	584,567	433,833
State Street Bank & Trust S&P 500 Flagship Fund	708,347	703,629
Invesco Stable Value Trust	167,915	
SEI Stable Asset	168,119	
T Rowe Price Stable Value Common Trust	173,106	

* Partially non-participant-directed

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by State Street Bank and Trust Company ("State Street"). State Street is trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to State Street for investment management services were $1.9 million and $1.6 million for the years ended December 31, 2002 and 2001, respectively.

During 2001, the Plan participated in a securities lending program through State Street, the Plan's custodian bank, whereby the Plan's investment securities, along with those of other trusts (ERISA and non-ERISA), were loaned to investment brokers for a fee. Securities so loaned were fully collateralized by cash, letters of credit, and securities issued or guaranteed by the U.S. government or its agencies. The cash collateral received for securities on loan was pooled among all other trusts with the same investment guidelines, with each trust having an undivided interest in the pool. The Plan's interest in the pool was equal to the current value plus margin requirements for all securities on loan by the trust, as a percentage of the total market value plus margin requirements of all of the trusts in the same investment vehicle. There were no securities on loan at December 31, 2001 or during 2002. Income from this program was $0.3 million in 2001.

4. ESOP LOAN

The original ESOP Loan agreement provided for the loan to be repaid over a 15-year period through 2004 at an interest rate of 9.2%. Effective June 26, 1998, the remaining balance of the loan was refinanced. The interest rate was reduced from 9.2 percent to 6.1 percent per annum and the term was extended from 2004 to 2024. During 2002, principal payments of $22.2 million were made. There are no scheduled principal payments of the loan for the next five years. The balance of $15.8 million will be paid thereafter.

At December 31, the following allocated and unallocated ESOP investment in Sears, Roebuck and Co. common shares was held by the Plan:

	2002		2001	
	Allocated	Unallocated	Allocated	Unallocated
	(Thousands of dollars)		(Thousands of dollars)	
Number of shares	9,989,546	2,727,070	10,786,638	4,077,380
Cost	$ 162,841	$ 41,638	$ 177,295	$ 62,255
Fair value	$ 239,250	$ 65,313	$ 513,875	$ 194,246

5. INCOME TAXES

In the Plan's latest determination letter, dated January 22, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. However, in that determination letter the Internal Revenue Service instructed that a minor amendment to the Plan be made retroactively to January 1, 2000. The Plan was amended in accordance with the Internal Revenue Service instructions. Accordingly, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Exchange Contracts - Prior to elimination of the Balanced Fund as a Plan investment fund on September 27, 2002, the Plan entered into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Plan's foreign equity and fixed income investments. The terms of these contracts generally did not exceed one year. The credit risk associated with these contracts was minimal as they were entered into with a limited number of highly rated counterparties.

The Plan reflects the fair value of all forward contracts as an asset or liability in the Plan's financial statements. The fair values associated with the foreign currency contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the statements of net assets available for benefits at December 31, 2001, forward contracts to purchase foreign currency are shown as currency contract payables and forward contracts to sell foreign currency are shown as currency contract receivables. At December 31, 2002, no foreign currency exchange contracts are held by the Plan. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Futures Contracts - During 2001, the Plan entered into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involved elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts was minimal as they were traded on organized exchanges and settled daily.

During 2001, the Plan was a party to futures contracts held for trading purposes for the Standard & Poor's ("S&P") 500 index, U.S. Treasury Bonds and U.S. Treasury Notes. Upon entering into a futures contract, the Plan was required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments were then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. At December 31, 2002 and 2001, no deposits were held by the Plan's brokers as there were no futures contracts held by the Plan. Changes in fair value in 2001 are accounted for as net appreciation (depreciation) in fair value of investments.

* * * * * *

APPENDIX A

Schedule of Assets (Held At End of Year)

SEARS 401(k) SAVINGS PLAN

APPENDIX A

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2002

	Shares	Cost Per Share	Cost Total	Market Per Share	Market Total
COMMON STOCK:					
* SEARS, ROEBUCK AND CO.	22,205,238	$ 21.9446	$ 487,284,637	$ 23.9500	$ 531,815,450
REGISTERED INVESTMENT COMPANIES:					
CIGNA FUNDS GROUP NEW	524,200	$ 7.9862	$ 4,186,391	$ 8.1600	$ 4,277,475
DODGE + COX STOCK FUND	185,631	87.5282	16,247,951	88.0500	16,344,822
PUTNAM INTERNATIONAL GROWTH FUND	1,442,024	15.7347	22,689,879	16.5200	23,822,240
TCW GALILEO SELECT EQUITIES FUND	608,841	11.6472	7,091,281	11.5400	7,026,023
TCW GALILEO VALUE OPPORTUNITIES FUND	316,425	13.2385	4,189,005	13.7200	4,341,355
TOTAL REGISTERED INVESTMENT COMPANIES			$ 54,404,508		$ 55,811,915
COMMON COLLECTIVE TRUSTS:					
INVESCO STABLE VALUE TRUST	167,914,995	$ 1.0000	$ 167,914,995	$ 1.0000	$ 167,914,995
SEI STABLE ASSET	168,118,891	1.0000	168,118,891	1.0000	168,118,891
T ROWE PRICE STABLE VALUE COMMON TRUST	173,106,220	1.0000	173,106,220	1.0000	173,106,220
STATE STREET BANK & TRUST					
* BOND MARKET INDEX SL	35,731,481	15.7923	564,283,307	16.3600	584,567,022
* DAILY EAFE SECURITIES LENDING FUND	3,804,024	7.2240	27,480,123	7.4450	28,320,962
* RUSSELL 2000 INDEX SL	3,653,291	20.6752	75,532,591	21.9040	80,021,685
* S & P 500 FLAGSHIP FUND	4,576,621	165.0662	755,445,550	154.7750	708,346,572
STATE STREET GLOBAL ADVISORS					
* DAILY MSCI EUROPE INDEX SL FUND	5,275,026	6.7480	35,595,878	7.2370	38,175,366
* DAILY MSCI JAPAN INDEX SL FUND	1,544,387	7.9350	12,254,713	7.4250	11,467,076
* DAILY MSCI PACIFIC X JPY SL FUND	393,739	9.7530	3,840,137	10.0560	3,959,440
TOTAL COMMON COLLECTIVE TRUSTS			$ 1,983,572,405		$ 1,963,998,229
COLLECTIVE SHORT-TERM INVESTMENT FUND:					
STATE STREET BANK & TRUST					
* SHORT TERM INVESTMENT FUND	4,359,440	$ 1.0000	$ 4,359,440	$ 1.0000	$ 4,359,440
PARTICIPANT-DIRECTED BROKERAGE ACCOUNT ASSETS			**		$ 31,636,812
***PARTICIPANT LOANS**	7 - 9.8%	Due 2003 - 2014	$ 638,198		$ 638,198
TOTAL INVESTMENTS					$ 2,588,260,044

APPENDIX B

Schedule of Reportable Transactions

SEARS 401(k) SAVINGS PLAN

APPENDIX B

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
FOR THE YEAR ENDED DECEMBER 31, 2002

The following series of transactions by the Plan in 2002 involved an amount exceeding 5% of the current value of the Plan's assets at January 1, 2002:

	Total Number		Dollar Value (in 000s)		
	Purchases	Sales	Purchases	Sales	Net Gain/ (Loss)
SEARS, ROEBUCK AND CO. COMMON SHARES	10	86	$ 14,645	$ 120,431 (1)	$
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND	112	159	567,884	567,884	
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND	414	413	213,200	750,463	
BOND MARKET INDEX FUND SL	408	316	516,857	411,307	24,732
DAILY EAFE SL FUND	228	149	99,488	146,983	(17,785)
DAILY MSCI EUROPE INDEX FUND SL	6	2	146,406	93,037	(17,774)
S & P 500 FLAGSHIP FUND	341	349	653,415	487,895	(85,967)
T ROWE STABLE VALUE	76	52	178,866	5,760	

(1) In addition, 721,289 Sears, Roebuck and Co. shares were issued to withdrawing participants at a quoted market price of $31,658,591 and a cost to the Plan of $17,379,843; 1,518,719 shares were repurchased by the Plan at an aggregate quoted market price of $68,525,050.

The following single transactions by the Plan in 2002 involved an amount exceeding 5% of the current value of the Plan's assets at January 1, 2002:

			Dollar Value (in 000s)		
	Purchase Price	Sales Price	Cost of Asset	Current Value on Transaction Date	Net Gain/ (Loss)
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND	$ 100.00	$	$ 533,800	$ 533,800	$
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND		100.00	458,780	458,780	
STATE STREET BANK AND TRUST CO. SHORT TERM INVESTMENT FUND		100.00	532,084	532,084	
BOND MARKET INDEX FUND SL		16.07	232,582	252,091	19,509
BOND MARKET INDEX FUND SL	16.07		252,091	252,091	
S & P 500 FLAGSHIP FUND		144.82	358,911	291,971	(66,941)
S & P 500 FLAGSHIP FUND	144.82		291,971	291,971	

Exhibits. The information provided in Exhibits 99.1 and 99.2 to this report are furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), nor shall Exhibits 99.1 or 99.2 be deemed incorporated by reference in any registration statement under the Securities Act.

An Exhibit Index has been filed as part of this Report on Page E-1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEARS, ROEBUCK AND CO.
SEARS 401(K) SAVINGS PLAN

By: Sears, Roebuck and Co., Plan Administrator

By: 

Greg A. Lee
Senior Vice President, Human Resources

Date: June 25, 2003

EXHIBIT INDEX

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-56272 and 333-102114 of Sears Roebuck and Co. on Form S-8 of our report dated June 6, 2003, appearing in this Annual Report on Form 11-K of Sears 401(k) Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 25, 2003

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned, Alan J. Lacy, Chairman of the Board of Directors, President and Chief Executive Officer of Sears, Roebuck and Co., has executed this certification in connection with the filing with the Securities and Exchange Commission of the Annual Report on Form 11-K for the Sears 401(K) Savings Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Report").

The undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 25th day of June, 2003.



Alan J. Lacy
Chairman of the Board of Directors,
President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned, Glenn R. Richter, Senior Vice President and Chief Financial Officer of Sears, Roebuck and Co., has executed this certification in connection with the filing with the Securities and Exchange Commission of the Annual Report on Form 11-K for the Sears 401(K) Savings Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Report").

The undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 25th day of June, 2003.



Glenn R Richter
Senior Vice President
and Chief Financial Officer